SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Chesapeake Energy Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

165167735

(CUSIP Number)

December 31, 20211

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 On January 13, 2022, D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw ceased to be beneficial owners of more than 5% of the class of securities. The beneficial ownership information provided in this document is current as of January 13, 2022.

CUSIP No. 165167735
1.	Names of Reporting Persons D. E. Shaw & Co., L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 5,855,602[2]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 5,855,602[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,855,602[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.96%[3]
12.	Type of Reporting Person (See Instructions) OO

2 Includes warrants exercisable into 1,017,201 shares of Common Stock.

3 This percentage figure is based upon 118,123,046 shares of Common Stock outstanding, consisting of: (i) 117,105,805 shares of Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 2, 2021, and (ii) 1,017,201 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. 165167735
1.	Names of Reporting Persons D. E. Shaw & Co., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 5,867,557[2]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 5,867,939[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,867,939[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.97%[3]
12.	Type of Reporting Person (See Instructions) IA, PN

2 Includes warrants exercisable into 1,017,201 shares of Common Stock.

3 This percentage figure is based upon 118,123,046 shares of Common Stock outstanding, consisting of: (i) 117,105,805 shares of Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 2, 2021, and (ii) 1,017,201 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. 165167735
1.	Names of Reporting Persons David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 5,867,557[2]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 5,867,939[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,867,939[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.97%[3]
12.	Type of Reporting Person (See Instructions) IN

2 Includes warrants exercisable into 1,017,201 shares of Common Stock.

3 This percentage figure is based upon 118,123,046 shares of Common Stock outstanding, consisting of: (i) 117,105,805 shares of Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 2, 2021, and (ii) 1,017,201 shares of Common Stock issuable upon exercise of warrants.

Item 1.
(a)	Name of Issuer
Chesapeake Energy Corporation

(b)	Address of Issuer's Principal Executive Offices
6100 North Western Avenue Oklahoma City, OK 73118

Item 2.
(a)	Name of Person Filing
D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship

  D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.

  D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

  David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Common Stock, $0.01 par value per share

(e)	CUSIP Number
165167735

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership

As of January 13, 2022:

(a)	Amount beneficially owned:

D. E. Shaw & Co., L.L.C.:

5,855,602 shares

This is composed of (i) 3,082,641 shares in the name of D. E. Shaw Composite Fund, L.L.C., (ii) 541,126 shares that D. E. Shaw Composite Fund, L.L.C. has the right to acquire upon exercise of warrants, (iii) 1,742,051 shares in the name of D. E. Shaw Galvanic Lending (C), L.L.C., (iv) 476,075 shares that D. E. Shaw Galvanic Lending (C), L.L.C. has the right to acquire upon exercise of warrants, (v) 8,936 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (vi) 4,767 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (vii) 6 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C.

D. E. Shaw & Co., L.P.:

5,867,939 shares

This is composed of (i) 3,082,641 shares in the name of D. E. Shaw Composite Fund, L.L.C., (ii) 541,126 shares that D. E. Shaw Composite Fund, L.L.C. has the right to acquire upon exercise of warrants, (iii) 1,742,051 shares in the name of D. E. Shaw Galvanic Lending (C), L.L.C., (iv) 476,075 shares that D. E. Shaw Galvanic Lending (C), L.L.C. has the right to acquire upon exercise of warrants, (v) 8,936 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (vi) 4,767 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (vii) 6 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C., and (viii) 12,337 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw:

5,867,939 shares

This is composed of (i) 3,082,641 shares in the name of D. E. Shaw Composite Fund, L.L.C., (ii) 541,126 shares that D. E. Shaw Composite Fund, L.L.C. has the right to acquire upon exercise of warrants, (iii) 1,742,051 shares in the name of D. E. Shaw Galvanic Lending (C), L.L.C., (iv) 476,075 shares that D. E. Shaw Galvanic Lending (C), L.L.C. has the right to acquire upon exercise of warrants, (v) 8,936 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (vi) 4,767 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (vii) 6 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C., and (viii) 12,337 shares under the management of D. E. Shaw Investment Management, L.L.C.

(b)	Percent of class:

D. E. Shaw & Co., L.L.C.:	4.96%
D. E. Shaw & Co., L.P.:	4.97%
David E. Shaw:	4.97%

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote:

D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:

D. E. Shaw & Co., L.L.C.:	5,855,602 shares
D. E. Shaw & Co., L.P.:	5,867,557 shares
David E. Shaw:	5,867,557 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw & Co., L.L.C.:	5,855,602 shares
D. E. Shaw & Co., L.P.:	5,867,939 shares
David E. Shaw:	5,867,939 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the (a) investment adviser of D. E. Shaw Composite Fund, L.L.C., D. E. Shaw Valence Portfolios, L.L.C., and D. E. Shaw Oculus Portfolios, L.L.C. and (b) managing member of D. E. Shaw Investment Management, L.L.C., D. E. Shaw Adviser, L.L.C., which in turn is the investment adviser of D. E. Shaw Asymptote Portfolios, L.L.C., and D. E. Shaw Adviser II, L.L.C., which in turn is the investment adviser of D. E. Shaw Galvanic Lending (C), L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the (i) manager of D. E. Shaw Composite Fund, L.L.C., D. E. Shaw Valence Portfolios, L.L.C., and D. E. Shaw Oculus Portfolios, L.L.C. and (ii) managing member of D. E. Shaw Manager, L.L.C., which in turn is the manager of D. E. Shaw Asymptote Portfolios, L.L.C., and D. E. Shaw Manager II, L.L.C., which in turn is the manager of D. E. Shaw Galvanic Portfolios, L.L.C., which in turn is the managing member of D. E. Shaw Galvanic Lending (C), L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 5,867,557 shares, and the shared power to dispose or direct the disposition of 5,867,939 shares, the 5,867,939 shares as described above constituting 4.97% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 5,867,939 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below, each of D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: February 14, 2022

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw